Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.220.8412 ericsimanek@eversheds-sutherland.us

March 27, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I Registration Statement on Form S-1 CIK No. 0001610940

To Whom It May Concern:

I am writing in connection with the re-filing of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) submitted by ETF Managers Group Commodity Trust I (the “Registrant”) on March 18, 2022 for the purpose of registering the shares of the Breakwave Dry Bulk Shipping ETF (the “Fund”). The Registration Statement was filed without the correct fee header to indicate that an indeterminate number of shares were being registered for the Fund. The Registrant is hereby re-filing the Amendment (the “Replacement Amendment”) with the correct fee header indicating that an indeterminate number of shares of the Fund are being registered. Registrant requests that the filing date of the Replacement Amendment be changed to March 18, 2022, and that the original Amendment filed on March 18, 2022 be deleted. The Sponsor represents that the Replacement Amendment is identical to the original Amendment, except with respect to the fee header discussed above.

Please feel free to contact the undersigned with any questions.

Best regards,

/s/ Eric Simanek

Eric Simanek

202-775-1232

esimanek@sullivanlaw.com